Filed by MGIC Investment Corporation
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: MGIC Investment Corporation (Commission File No.: 1-10816)
Radian Group Inc. (Commission File No.: 1-11356)

The following is a transcript from a speech Curt Culver gave at the Baird Growth Stock Conference on May 8, 2007.

FINAL TRANSCRIPT

Conference Call Transcript

MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

Event Date/Time: May. 08. 2007 / 11:05AM ET

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FINAL TRANSCRIPT

May. 08. 2007 / 11:05AM ET, MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

CORPORATE PARTICIPANTS

Curt Culver
MGIC Investment Corporation — Chairman & CEO

PRESENTATION

Curt Culver — MGIC Investment Corporation — Chairman & CEO

[Beginning in progress] financials or discuss them. And then, I think for the last part, talk more about the general market, given where we are in our status with Radian.

Relative to that situation with Radian, we’re very excited about the opportunity. I can’t imagine a deal happening at a better time for us relative to the dynamics of what’s going on in our business. And as far as where it stands, we’re delighted that we weren’t challenged on the Hart-Scott-Rudino review, that we passed through that without needing a second examination.

So, that area, which is one that we felt we might have to explain more, although we’re confident in receiving has gone by, so we’re pleased about that. We have shareholder votes at Radian with their annual meeting, and Thursday at MGIC with our annual meeting. We expect, obviously, that the deal would be approved by shareholders on both company’s side.

We then have the remaining obstacle, or hurdle, if you will, as six insurance departments where the two companies have companies domiciled, those being Wisconsin, Pennsylvania, Arizona, New York, Illinois and Texas. Again, we don’t expect any issues within those states. We also have 21 other states where you have to file, but wouldn’t expect any challenges there.

So, everything is probably ahead of plan relative to the closing, which we think, again, could happen late in the third quarter but, more probable, in early October. So we’re very excited about the prospects. And as I talk about the general market at the end of my comments, I think you’ll see why.

Relative to MGIC, our first quarter, frankly, was a very disappointing quarter financially for the company, as I talked about on our earnings call. It’s one of these strange quarters were the financials didn’t reflect what’s going on with the business, in that we had a couple issues, if you will. One was C-BASS’s performance, and the other was losses incurred that really impacted the company.

As you can see here, the impact on both sides relative to C-BASS. Bruce Williams was on our call and did a great job explaining the various issues that happened in the first quarter in that business. There was a lot of dislocation that happened in the first quarter and, as a result of that, we had a quarter whereby we felt we would make $60 million in the company in that quarter relative to the whole company. We have 46% of that.

But, they actually lost $15 million, and they had a series of things that Bruce discussed relative to spread widening and the impact increase loss assumptions, $34 million mark to market adjustment, $34 million increase relative to spread widening on the whole loan portfolio, as well as increased loss assumptions, another $11 million write-down relative to security transactions they had executed in the first quarter.

So, a number of things that hit that business and impacted us negatively. The good news is that, as Bruce commented on the call, that we’re on track to make somewhere between $150 million and $200 million in that company by year-end. So, things are normalizing, and we should be back to normal financials through that period. But, obviously it impacted us significantly in the quarter.

The other aspect which we’ve been asked a number of times about has been the fact that we took the incurreds up $15 million over paids. Paids were $166 million, incurreds $181 million. And on the good news side of that, we had delinquencies decrease by 2,500 in the quarter to 76,000. So, many expected incurreds to go down, but the reality is that the delinquency increase we saw was coming from high dollar states, in particular California, whereby our average claim paid is two to three times higher than it is in the rest of the country.

So, as a result of that, we had to slide more dollars into incurred than, from the outside, you would expect, particularly with delinquencies going down by 2,500. But, it just reflected the fact that the potential severity on the loans that we see in the delinquency portfolio increase was from very high-dollar states.

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FINAL TRANSCRIPT

May. 08. 2007 / 11:05AM ET, MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

So, we reiterated our guidance on paids at 10%, around $680 million, up from $612 million, I think, $616 million the year prior. I have to tell you, as I look at it, I think that is the optimistic forecast. I mean, we’re still holding to that. As we get closer to the second quarter, we’ll analyze that again.

But, given the influx of the California delinquencies, which isn’t that significant but, when you add that severity on, we went from 1,900 to 3,400, but you have two to three times the average claim severity, you can add a lot to reserves and paids. And in California, you have about a four-month foreclosure process versus the rest of the country, which is 12 to 18 months, because most people go non-judicial and do a deed in lieu. And as a result, those claims can happen faster. So, paids may be slightly higher than what we called at the first quarter call, but they’re going to be in that area.

So, all in all, from the financial side, again I was disappointed, but what had happed were things that are going to get better. What I was really excited about was that business fundamentals have improved so much. Again, some of you have seen me talk or own our stock, and know I’ve been concerned over the last few years relative to the challenge to revenues. That I thought was our biggest issue.

And because many of the credit enhancements that were in the marketplace, these piggybacks that have blown up in the first quarter, were things that were being underpriced. And we couldn’t price our product against non-competitive or products that make money. And as a result, we lost more than 50% of our market to those instruments.

Well, again, what happened in the first quarter that dislocated C-BASS is also what happened to the general market. And as a result of that, we’re seeing increased mortgage insurance penetration. I had talked at year-end about that increasing from 10 to 12%. We already saw 1 percentage point increase in the first quarter alone, so I’m pleased about that. our persistency, or the number of policies that we renew and retain has improved from 62% a year ago to 70% today. That reflects some of the slowdown in appreciation in the marketplace. So, that’s very, very positive for our company, both — we’re going to write more business, and we’re going to retain it longer.

And as indicative of that with the increased penetration is our new insurance written was up 32% in the quarter, which is obviously something very good for us. And the combination of those increased writings and retaining the policies more helped us grow the in-force book by 7% to $178 billion. So, I’m very excited relative to the business fundamentals, and particularly at a time when we’re going to be merging with Radian, we’ll be going into it with their book of business and retaining it longer, and I think that’s very positive to our long-term financials.

So, all in all, while we had a disappointing financial quarter, it was one of these quarters I really felt good about what’s going on at the company relative to growing the revenue side. Losses take care of themselves. I’m comfortable in how we do our business in that space, but the revenue side I was concerned. And we’re getting down to a market that, again, is appreciating risk and the value that our contract adds to it.

So, on a company basis, I’m very excited about the opportunities. And just to reiterate, we continue to be in a very strong reserve position, as we added — and also risk to capital, as you see here. We weren’t able to buy any shares in the quarter, reflecting that we were in discussion with Radian through most of the first quarter. And after the deal is announced, there’s a formula whereby you can buy a pittance of shares daily. We decided not to. After the transaction, approval by shareholders tomorrow and Thursday, we’ll be back to being able to buy shares, or Radian shares, on a regular basis. So, there should be a resumption of purchase of our shares going forward.

Now, on to more industry discussion which impact, given our size, certainly impacts us more than anyone else. On the left I’ve showed the appreciation, and it explains a lot why risk was underpriced in the marketplace over the past few years, in that we had a market that inflated the real estate asset by 54% from 2000 to 2005, or averaged a little over 9% appreciation. Everyone felt you could do anything within that marketplace to justify doing the business. And as a result, we had a hard time competing.

Well, as you can see, we’re getting back closer to reality. If you look at year-over-year in 2006, it was up 6 versus 5.9%. That’s a good thing. Also, what’s somewhat misleading about this is a lot of this happened in the condominium sector. I think they were up 58% during this period of time versus single-family detached, which were up 21%. That’s a good thing for us, in that we don’t have a lot of exposure to condominiums, and a lot of the excesses were done on properties people flipped, which are mainly condominiums. So, on the loss side this isn’t hurting us nearly as bad as it hurt us on the persistency side of losing policy.

So, I’m thrilled to see the slowdown in real estate values. Why did it go up so much in 2004, 2005, I think is explained on the right-hand side. You had a huge influx of sub-prime borrowings, if you will. You saw that business grow from less than 5% of the business in 2000 to 30% of the business, $600 billion last year. And a lot of that was done with this Alt Day or NINA execution, where you don’t document the income, which is leading to a lot of the problems in the first quarter.

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FINAL TRANSCRIPT

May. 08. 2007 / 11:05AM ET, MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

Most of it was done with 80-20s that avoided our product, so it was one of those things that was good to happen to the marketplace, although certainly you feel for every one of the borrowers. But, it reflected the risk in the marketplace. But, that’s really what drove the influx here in the appreciation. We put a lot of people in housing that shouldn’t have been in housing, and I think the market is dealing with that today.

We also throughout the last three years, I mean, I’ve had to spend probably five minutes each time we met on the housing bubble, when is it going to burst. And again, we kept talking about values are all local. They’re regional in nature. They’re not national in nature, and that’s how you have to look at it. You [can’t] read this specifically. But, basically it shows year-over-year the 5.9% increase. Only one state, Michigan, that depreciated in value, and that was just slightly. So, I think, all in all, values are growing nicely, widespread, and not at accelerated rates.

The one on the right shows that in more detail. In fact, as you can see, it shows California and Hawaii and other states in the red that actually went down somewhat in value quarter over quarter. But most being in the yellow, which is 1% to 10% increase annually. So, I feel really good about what’s happening with real estate values. I think the balloon is slowly being let out rather than bursting, which is what we talked about.

And again, it has tremendous impact to us on our retention of policies. Over the last few years we fought retaining a policy for a year when we normally have them four years, and so this is returning to those cycles. At the time, we’re going to add over $100 billion of Radian’s book to ours, so that’s really good things for us financially.

Now, there is a lot of “The sky is falling in the real estate business” being discussed, and these are some of the reasons why. We have over $1 trillion, shown on the right, of ARM with Neg Am, or ARMS without Neg Am that are going to adjust in the next two years. So, over $1 trillion of borrowers that will probably face a 200 to 300 basis point increase in their payment, assuming rates don’t go up from here.

And also, out of that trillion, about $500 billion that also will have an increased principal balance because they’ve had negative amortization accrue under their instrument anywhere up to 10 to 25% addition to their principal balance. So, you’ve got a combination of people paying 200 to 300 basis points higher on their payments and, in some cases on a principal balance, 25% higher.

So, you can understand why the market is nervous. This is not an area we do a lot of business in, but it’s the general market, and our company suffers with the publicity that attaches to all. So, this is what has got a lot of people nervous.

This also is why people are nervous. We read a lot about the sub-prime sector blowing up in the 2006 space, and this shows the 2006 book for the national book. Ours is better than this, but for the national performing way outside any other book that we’ve written since 2000. Now, if you add MGIC, we’re more on top of the 2000, even though our premium rates are much higher, so our bulk book actually we think may have a margin of 20%. Still very profitable for us, although be it our worst book that we’ve written since 2000.

But, here for the general market, it clearly is outside those boundaries, so you’re getting a lot of sub-prime business blowing up, and this was done with 80-20s that were done where people avoided risk, or didn’t think about the layering of risk. This is a chart we’ve used at MGIC. Obviously, we have millions of loans that we analyze why do we get claims on those.

And the biggest reason you get claims is you layer on layer risk factors. So, this shows our standard 90% loan, where you have a good borrower, good debt to income ratios, and also a good FICO score of higher than 620. So, we use that as the base case. If you add on, just assuming good credit and good FICO, but add 5% less equity, you’re going to get 2.5 times more claims on that, just for that lack of 5% contribution to equity.

Then, if you take that with a 5% less equity plus high debt to income ratios, you’re going to jump it to five times the claim rate. And if you take it with a 95, with poor credit and, if you will, poor FICO scores below 620s, you’re going to have claim incidents 15 times higher than you would on standard risks that you take as a company.

And unfortunately, most of the 2006, or a large part of the sub-prime business done in 2006, was done with 100% LTVs. They were done with 80-20s where there was no equity contribution, and that you also had this next area shown on the left. You didn’t have a documentation of income. And as shown here, our claim rate on loans at the same credit score, documented versus undocumented in general, is five times higher.

But, if you look at high FICOs — I always got a kick out of people saying, well, I can justify doing this NINA, No Income, No Asset loan, or this stated income loan, because it’s a high FICO. Well, our claim incidence is seven times higher comparable FICOs documented versus undocumented. So, that doesn’t mean a lot to me when you tell me you can justify doing this because you have a high FICO. And on the 660s to 700, it shows a five times higher claim incident. Same loan, if you will, documented versus undocumented, because you did get some people misleading you on their numbers relative to their income and their liabilities.

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FINAL TRANSCRIPT

May. 08. 2007 / 11:05AM ET, MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

So, if you look at the combination of this being the documentation that was used in that sub-prime sector, they were done with 80-20s, 100% LTVs, lower credit. That 15 to 1 was probably 20 to 1, 25 to 1, if we could model 100% LTVs. It shows you why what happened in the first quarter to the sub-prime space happened. Everything was banked on real estate appreciating at that 10%, 11%, 12% annually, and we know life doesn’t work that way. So, there is a good explanation on why what happened, happened, and that’s what we were competing against in our marketplace, people mis-pricing that risk because, obviously, we have to price that.

On the right, this is the good news part of the story, I think. It shows you the impact of employment. It’s very good news. It shows our business in California, New England in the late ‘80s and early ‘90s whereby there was some [employment] dislocation versus the rest of the country at that time, and the claim rates on that business.

And what it shows you by credit score is that the rest of the country at high credit quality loans performs at 1 per 100, if you will, on a relative basis. In California and New England, where they lost jobs, the claim rate was 10.5 times higher. So, it shows you how important employment is to the ultimate performance of loans.

And I think even more telling to that is, if you look at the middle two, where you had the below 620 or sub-prime business, that went out at a claim rate of 6.5 times nationally versus the very best credits in California and New England that had job dislocation. It was better business than those, if you will, plus-700 credit scores because of the strong impact of employment on performance.

So, what it says is, if everyone keeps working, you’d have better luck writing business in sub-prime across the country than the very best credits, where regional economic dislocation is happening. And that’s a good news story, because we’re not seeing that across the country. This shows the unemployment rate, as we know, is hovering around 4.4% or 4.5%. I have to tell you, as I travel the country, which I do a lot, everyone’s working that wants to work. There is a tremendous need, and we’re going through it with our own company in trying to find people.

There is a tremendous need, I think, across the country for employment. As shown here, jobs growth is very strong. And the impact, again on our company, our business or business in general, whereby the line is the unemployment line, and the bars are delinquencies. You can see the strong correlation. As we went into the recession in 2001, 2002, (inaudible) delinquencies jumped. As you came out of it, had job growth, delinquencies have fallen. So, I am, again, very optimistic relative to our business fundamentals relative to the impact and the strong economic scenario I see us operating under.

Also, with the values slowing down relative to the increase on real estate values, you’re also getting affordability returning. And it was very high, as you can see, through 2004, 2005. But now, again with interest rates still very, very attractive and values slowing, we’re bringing more people back into the market. And a big part of the good news is people have added $4 trillion to their net worth over the last five years relative to the growth in the value of their home.

So, we have a lot of people. Again, a lot of what we’re reading is things have slowed down or they’re having difficulty in selling their home, but the reality is they’ve made $50,000 to $100,000 or more on their home, or it’s gone up in value. So, they’re not selling a property they’re going to lose money on. They’re selling a property that they didn’t make as much as they would have a year ago. And so, they’re still in a very strong position relative to real estate values and the impact on their balance sheet.

And longer term, I mean, we’ve had a great run through ‘91, through 2005. Actually, the growth rate in the mortgage market has gone up 11.1%, which is very strong. If you saw me at this conference in 1991 talking, I would have told you this is going to increase 8% to 10%, and we exceeded it somewhat. Not by much over the last five years, because of what’s gone, I think, somewhat in the sub-prime space, it grew 13%. That’s not sustainable. We think, through the next 10 years, we’ll be somewhere in the area of 5% to 9% when you add on the combination of household growth, household formations, demographic changes, as well as real estate appreciation and debt ratios being higher, that it’s going to grow 5% to 9% longer-term.

And that’s being driven — and again, many of you have seen this slide, but these are the facts — by strong demographics in the country. We’re going to add somewhere in the neighborhood of 30 million people this decade. We’re well on our way to doing that, probably exceeded, actually, and this is on [illegal] immigrant basis. And it will be driven by immigration. 50% of the growth that’s happening here will be driven by immigrants. For our business, that’s very good news. They’re all first-time homebuyers. That’s the user of our product. And immigrants have a strong propensity to home ownership. Their home ownership rate is higher than native-born Americans the second generation they’re here, so they want to buy a home.

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FINAL TRANSCRIPT

May. 08. 2007 / 11:05AM ET, MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

The other strong influence is household formations. That’s where you really need to grow because that’s what you’re insuring. And there, we’re going to add 15 million versus 11.2 million in the ‘90s, and 6.6 million in the ‘80s. Predominantly minority-driven. Two-thirds of those households will be minorities, which have a home ownership rate of about 50% versus 75, 76% for Caucasians. So, the two growth aspects of what’s happening to our market will be driven by first-time home buyers, minorities and immigrants.

So, we’re real excited about that opportunity. The other aspect that certainly is happening is we have 77 million of baby boomers, my generation, happening, and many are buying second homes. It’s not an area we participate in, but about 20% of the transactions in 2005 — it hasn’t been finalized for 2006 yet — were second home transactions. So, you have a strong group of people buying second homes, which will drive values.

You’ll also have a strong group. About half of those people have not saved adequately, those 77 million, for retirement, in fact have no retirement savings. But, they have their home. Back to that $11 trillion that we showed in home ownership equity, or in the increase of $4 trillion over the last five years, that is their asset for savings, and many are capitalizing.

The sexy product in the market today is reverse mortgages, whereby, in essence, you deed your home over to the lender, and they pay annuity for the rest of your life. It’s not good for the heirs. I know the kids have problems because they’re losing their inheritance. But, it is the retirement savings for many people. And this is an instrument, as I say, that is the instrument being talked about today, and certainly our company is analyzing the insurability of it.

FHA is doing it. There were $6 billion made of this instrument last year, $3 million through the government program, $3 million through a private sector without insurance, and we think it’s a real opportunity longer-term for our company, along with affordable housing initiatives. I think you’re seeing both the agencies, the GSEs that are I think looking to dominate the sub-prime sector going forward with a product that’s fixed-rate oriented, and that’s very good for our industry in that the agencies will do business on a loan-by-loan basis and, if it’s above 80%, which most of these are, they need mortgage insurance as their credit enhancement.

So, we’re very excited about their entrée into this area, and it also plays beautifully for them congressionally as they deal with their own charters, that they serve this space. I mean, Congress is looking for solutions right now to deal with this. And with the GSEs entering it, it’s a great thing for them, also a great thing for our industry in that it’ll make all that business that were done senior subordinators now run through mortgage insurance loan-by-loan policy. So, we’re very excited about that.

So, in summary, housing is a growth industry, going to grow anywhere in the next 10 years 5% to 9% I think on the high end relative to our business, because it’s predominantly first-time home buyer driven. The demographics are facts. They are not things you can dispute or speculate on. They are happening, which will drive much of that.

Employment, very, very strong, obviously, as we all see. The return to appreciation levels of old is good for our business in that it’ll help us retain our policies much longer, as I said. Our retention rate on our flow business was 75% this quarter. Going back four years ago, it was 47%. That has tremendous revenue implications for us on the negative over these last three years, but on the positive going forward. And that real estate is local. There aren’t national housing bubbles you have to deal with. It is all employment driven relative to claims.

So, with that, we’ve got a very short period to answer a question, if there are any.

Yes?

QUESTION AND ANSWER

Unidentified Participant

[Inaudible — microphone inaccessible.]

Curt Culver — MGIC Investment Corporation — Chairman & CEO

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FINAL TRANSCRIPT

May. 08. 2007 / 11:05AM ET, MTG - MGIC Investment Corp. at Robert W. Baird & Co Growth Stock Conference

It is if employment goes away and people have to sell their homes. Otherwise, they just take their home off the market. I mean, it’s like my son. He wants to move to another home, from Oshkosh to Appleton. And he’s had it on the market six months. He’s not moving until he sells his home. He’s got a job and his wife has a job. If you had economic disruption where they had to move and had to sell it, then it has impact.

Unidentified Company Representative

I think maybe at that point we’ll move to the breakout session. Please join me in thanking Curt for the presentation.

Curt Culver — MGIC Investment Corporation — Chairman & CEO

Thank you.

Unidentified Company Representative

Curt and Mike will be available immediately outside this room for a breakout.

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Forward-Looking Statements and Risk Factors

        Our revenues and losses could be affected by the risk factors included below that are applicable to us, and our income from joint ventures could be affected by the risk factors referred to below that are applicable to C-BASS and Sherman. These risk factors are an integral part of this presentation.

        These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that we may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as we “believe”, “anticipate” or “expect”, or words of similar import, are forward looking statements. We are not undertaking any obligation to update any forward looking statements we may make even though these statements may be affected by events or circumstances occurring after the forward looking statements were made.

Deterioration in home prices in the segment of the market we serve, a downturn in the domestic economy or changes in our mix of business may result in more homeowners defaulting and our losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values. Housing values may decline even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers’ perceptions of the potential for future appreciation, restrictions on mortgage credit due to more stringent underwriting standards or other factors.

The mix of business we write also affects the likelihood of losses occurring. In recent years, the percentage of our volume written on a flow basis that includes segments we view as having a higher probability of claim has continued to increase. These segments include loans with LTV ratios over 95% (including loans with 100% LTV ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors.

Approximately 7% of our primary risk in force written through the flow channel, and 72% of our primary risk in force written through the bulk channel, consists of adjustable rate mortgages in which the initial interest rate may be adjusted during the five years after the mortgage closing (“ARMs”). (We classify as fixed rate loans adjustable rate mortgages in which the initial interest rate is fixed during the five years after the mortgage closing.) We believe that during a prolonged period of rising interest rates, claims on ARMs would be substantially higher than for fixed rate loans, although the performance of ARMs has not been tested in such an environment. Moreover, even if interest rates remain unchanged, claims on ARMs with a “teaser rate” (an initial interest rate that does not fully reflect the index which determines subsequent rates) may also be substantially higher because of the increase in the mortgage payment that will occur when the fully indexed rate becomes effective. In addition, we believe the volume of “interest-only” loans (which may also be ARMs) and loans with negative amortization features, such as pay option ARMs, increased in 2005 and 2006. Because interest-only loans and pay option ARMs are a relatively recent development, we have no data on their historical performance. We believe claim rates on certain of these loans will be substantially higher than on loans without scheduled payment increases that are made to borrowers of comparable credit quality.

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value (“LTV”) ratio and a second mortgage with a 10%, 15% or 20% LTV ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% LTV ratio that has private mortgage insurance,

•	lenders and other investors holding mortgages in portfolio and self-insuring,

•	investors using credit enhancements other than private mortgage insurance, using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, or accepting credit risk without credit enhancement, and

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, we believe that piggyback loans are a significant percentage of mortgage originations in which borrowers make down payments of less than 20% and that their use is primarily by borrowers with higher credit scores. During the fourth quarter of 2004, we introduced on a national basis a program designed to recapture business lost to these mortgage insurance avoidance products. This program accounted for 10.4% of flow new insurance written in the first quarter of 2007 and 9.1% and 6.5% of flow new insurance written in 2006 and 2005, respectively.

Competition or changes in our relationships with our customers could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender’s affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under “The mortgage insurance industry is subject to risk from private litigation and regulatory proceedings” below, we provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

Our private mortgage insurance competitors include:

•   PMI Mortgage Insurance Company,

•   Genworth Mortgage Insurance Corporation,

•   United Guaranty Residential Insurance Company,

•   Radian Guaranty Inc.,

•   Republic Mortgage Insurance Company,

•   Triad Guaranty Insurance Corporation, and

•   CMG Mortgage Insurance Company.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of our premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time our insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, our year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At March 31, 2007 persistency was at 70.3%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, we do not expect persistency will approach its December 31, 1990 level.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline which would reduce our revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTV ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.

If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer’s overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.

Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer’s overall results from such a lower contribution may be offset by decreases in the mortgage insurer’s expenses that are unrelated to claim or default activity, including those related to lower volume.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce our revenues or increase our losses.

The business practices of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), each of which is a government sponsored entity (“GSE”), affect the entire relationship between them and mortgage insurers and include:

•	the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac’s charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	whether Fannie Mae or Freddie Mac influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a “AAA” claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

•	the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

The mortgage insurance industry is subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. In December 2006, class action litigation was separately brought against three large lenders alleging that their captive mortgage reinsurance arrangements violated RESPA. While we are not a defendant in any of these cases, there can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on us. In 2005, the United States Court of Appeals for the Ninth Circuit decided a case under FCRA to which we were not a party that may make it more likely that we will be subject to litigation regarding when notices to borrowers are required by FCRA. The Supreme Court of the United States is reviewing this case, with a decision expected in the second quarter of 2007.

In June 2005, in response to a letter from the New York Insurance Department (the “NYID”), we provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the “MDC”), which regulates insurance, we provided the MDC with information about captive mortgage reinsurance and certain other matters. We subsequently provided additional information to the MDC. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development (“HUD”) as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While we believe our captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

The Internal Revenue Service has proposed significant adjustments to our taxable income for 2000 through 2004.

The Internal Revenue Service (“IRS”) has been conducting an examination of our federal income tax returns for taxable years 2000 though 2004. The examination is related to a portfolio of investments in the residual interests of Real Estate Mortgage Investment Conduits (“REMICs”). This portfolio has been managed and maintained during years prior to, during and subsequent to the examination period. On April 30, 2007, we received several Notices of Proposed Adjustment from the IRS for taxable years 2000 through 2004. The notices, if upheld, would greatly increase reported taxable income for those years and require us to pay a total of $188 million in taxes and accuracy related penalties, plus applicable interest. The IRS disagrees with our treatment of the flow through income and loss from an investment in a portfolio of the residual interests of the REMICs. The IRS has indicated that it does not believe that, for various reasons, we have established sufficient tax basis in the REMIC residual interests to deduct the losses from taxable income. We disagree with this conclusion and believe that the flow through income and loss from this investment was properly reported on our federal income tax returns in accordance with applicable tax laws and regulations in effect during the periods involved and intend to use appropriate means to appeal these adjustments. The process to appeal these adjustments may take some time and a final resolution may not be reached until a date many months or years into the future. We believe, after discussions with outside counsel about the issues raised in the notices and the procedures for resolution of the disputed adjustments, that an adequate provision for income taxes has been made for potential liabilities that may result from these notices. If the outcome of this matter results in payments that differ materially from our expectations, it could have a material impact on our effective tax rate, results of operations and cash flows.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

HUD regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer’s payment of referral fees, had this regulation been adopted in this form, our revenues could have been adversely affected to the extent that lenders offered such packages and received value from us in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

We could be adversely affected if personal information on consumers that we maintain is improperly disclosed.

As part of our business, we maintain large amounts of personal information on consumers. While we believe we have appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect our reputation and expose us to material claims for damages.

The implementation of the Basel II capital accord may discourage the use of mortgage insurance.

In 1988, the Basel Committee on Banking Supervision (BCBS) developed the Basel Capital Accord (the Basel I), which set out international benchmarks for assessing banks’ capital adequacy requirements. In June 2005, the BCBS issued an update to Basel I (as revised in November 2005, Basel II). Basel II, which is scheduled to become effective in the United States and many other countries in 2008, affects the capital treatment provided to mortgage insurance by domestic and international banks in both their origination and securitization activities.

The Basel II provisions related to residential mortgages and mortgage insurance may provide incentives to certain of our bank customers not to insure mortgages having a lower risk of claim and to insure mortgages having a higher risk of claim. The Basel II provisions may also alter the competitive positions and financial performance of mortgage insurers in other ways, including reducing our ability to successfully establish or operate our planned international operations.

Our international operations will subject us to numerous risks.

We have committed significant resources to begin international operations, initially in Australia, where we expect to start to write business in the second quarter of 2007. We plan to expand our international activities to other countries. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities, including:

•	risks of war and civil disturbances or other events that may limit or disrupt markets;

•	dependence on regulatory and third-party approvals;

•	changes in rating or outlooks assigned to our foreign subsidiaries by rating agencies;

•	challenges in attracting and retaining key foreign-based employees, customers and business partners in international markets;

•	foreign governments' monetary policies and regulatory requirements;

•	economic downturns in targeted foreign mortgage origination markets;

•	interest-rate volatility in a variety of countries;

•	the burdens of complying with a wide variety of foreign regulations and laws, some of which may be materially different than the regulatory and statutory requirements we face in our domestic business, and which may change unexpectedly;

•	potentially adverse tax consequences;

•	restrictions on the repatriation of earnings;

•	foreign currency exchange rate fluctuations; and

•	the need to develop and market products appropriate to the various foreign markets.

Any one or more of the risks listed above could limit or prohibit us from developing our international operations profitably. In addition, we may not be able to effectively manage new operations or successfully integrate them into our existing operations.

Our proposed merger with Radian could adversely affect us.

On February 6, 2007, we entered into a definitive agreement under which Radian Group, one of our mortgage insurance competitors, would merge into us. We expect the merger to occur late in the third quarter or early in the fourth quarter of 2007. Completion of the merger is subject to various conditions, including the approval by our and Radian’s stockholders, as well as regulatory approvals. There is no assurance that the merger will be approved, and there is no assurance that the other conditions to the completion of the combination will be satisfied. If the merger is not completed, we will be subject to risks such as the following:

•	because the current price of our common stock may reflect a market assumption that we will complete the merger, a failure to complete the combination could result in a negative perception of us and a decline in the price of our common stock;

•	we will have certain costs relating to the merger that will increase our expenses;

•	the merger may distract us from day-to-day operations and require substantial commitments of time and resources by our personnel, which they otherwise could have devoted to other opportunities that could have been beneficial to us; and

•	we expect some lenders will reallocate mortgage insurance business to competitors of MGIC and Radian as a result of the merger.

In addition, if the merger is completed, we may not be able to efficiently integrate Radian’s businesses with ours or we may incur substantial costs and delays in integrating Radian’s businesses with ours. Radian’s business includes financial guaranty insurance, a business in which we have not previously engaged and which has characteristics that are different from mortgage guaranty insurance.

Certain rating agencies rate the financial strength rating of Radian’s mortgage insurance operations Aa3 (or its equivalent). We expect that upon completion of the merger these rating agencies will downgrade our financial strength rating so that it is the same as Radian’s. We do not expect such a downgrade to affect our business. However, our ability to continue to write new mortgage insurance business depends on our maintaining a financial strength rating of at least Aa3 (or its equivalent). Therefore, any further downgrade would have a material adverse affect on us.

Our income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting those businesses.

C-BASS: Credit-Based Asset Servicing and Securitization LLC (“C-BASS”) is principally engaged in the business of investing in the credit risk of credit sensitive single-family residential mortgages. C-BASS is particularly exposed to funding risk and to credit risk through ownership of the higher risk classes of mortgage backed securities from its own securitizations and those of other issuers. In addition, C-BASS’s results are sensitive to its ability to purchase mortgage loans and securities on terms that it projects will meet its return targets. C-BASS’s mortgage purchases in 2005 and 2006 have primarily been of subprime mortgages, which bear a higher risk of default. Further, a higher proportion of subprime mortgage originations in 2005 and in 2006, as compared to 2004, were interest-only loans, which C-BASS views as having greater credit risk. C-BASS has not purchased any pay option ARMs, which are another type of higher risk mortgage. Credit losses are affected by housing prices. A higher house price at default than at loan origination generally mitigates credit losses while a lower house price at default generally increases losses. Over the last several years, in certain regions home prices have experienced rates of increase greater than historical norms and greater than growth in median incomes. During the period 2003 to the fourth quarter of 2006, according to the Office of Federal Housing Oversight, home prices nationally increased 37%. Since the fourth quarter of 2006, according to published reports, home prices have declined in certain areas and have experienced lower rates of appreciation in others.

With respect to liquidity, the substantial majority of C-BASS’s on-balance sheet financing for its mortgage and securities portfolio is dependent on the value of the collateral that secures this debt. C-BASS maintains substantial liquidity to cover margin calls in the event of substantial declines in the value of its mortgages and securities. While C-BASS’s policies governing the management of capital at risk are intended to provide sufficient liquidity to cover an instantaneous and substantial decline in value, such policies cannot guaranty that all liquidity required will in fact be available. Further, at March 31, 2007, approximately 60% of C-BASS’s financing has a term of less than one year, and is subject to renewal risk. Many of C-BASS’s competitors are larger and have a lower cost of capital.

At the end of each financial statement period, the carrying values of C-BASS’s mortgage securities are adjusted to fair value as estimated by C-BASS’s management. Increases in credit spreads between periods will generally result in declines in fair value that are reflected in C-BASS’s results of operations as unrealized losses. Increases in spreads can also result in unrealized losses in C-BASS’s whole loans, which are carried at the lower of cost or fair value as estimated by C-BASS’s management.

The interest expense on C-BASS’s borrowings is primarily tied to short-term rates such as LIBOR. In a period of rising interest rates, the interest expense could increase in different amounts and at different rates and times than the interest that C-BASS earns on the related assets, which could negatively impact C-BASS’s earnings.

Sherman: Sherman Financial Group LLC (“Sherman”) is engaged in the business of purchasing and servicing delinquent consumer assets, and in originating and servicing subprime credit card receivables. Among other factors. Sherman’s results are sensitive to its ability to purchase receivable portfolios on terms that it projects will meet its return targets. While the volume of charged-off consumer receivables and the portion of these receivables that have been sold to third parties such as Sherman has grown in recent years, there is an increasing amount of competition to purchase such portfolios, including from new entrants to the industry, which has resulted in increases in the prices at which portfolios can be purchased

Additional Information

MGIC Investment Corporation and Radian Group Inc. have filed a joint proxy statement/prospectus and other relevant documents concerning the MGIC/Radian merger transaction with the United States Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by MGIC are available free of charge by contacting Investor Relations at MGIC Investment Corporation, 250 East Kilbourn Avenue, Milwaukee, WI 53202. Documents filed with the SEC by Radian are available free of charge by calling Investor Relations at (215) 231-1486.

Radian and MGIC and their respective directors and executive officers, certain members of management and other employees may be deemed to be participants in the solicitation of proxies from Radian stockholders and MGIC stockholders with respect to the proposed merger transaction. Information regarding the directors and executive officers of Radian and MGIC and the interests of such participants are included in the joint proxy statement/prospectus filed with the SEC (which relates to the merger transaction, Radian’s 2007 annual meeting of stockholders and MGIC’s 2007 annual meeting of stockholders) and in the other relevant documents filed with the SEC.

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